Filed Pursuant to Rule 433

Registration No. 333-180289

Dated March 4, 2013

FREE WRITING PROSPECTUS

(To Prospectus dated March 22, 2012 and

Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.

Digital Coupon Notes (CNH-Denominated)

}	One Year Digital Coupon Notes (Denominated in CNH and Payable in U.S. Dollars) Linked to the Performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar (“USD/CNH”)

}	Digital return of at least 5% (to be determined on the Pricing Date) if the CNH appreciates by 1.50% or more relative to the U.S. dollar

}	Return of the CNH Principal Amount if the CNH depreciates or appreciates by less than 1.50% relative to the U.S. dollar

}	Any payment on the notes is subject to the appreciation or depreciation of the CNH relative to the U.S. dollar

}	All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Digital Coupon Notes (CNH-Denominated) (each a “note” and collectively the “notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-14 of this free writing prospectus.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-7 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	An amount of U.S. dollars equal to CNH 10,000 divided by the Initial Spot Rate
Total

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per CNH 10,000 Principal Amount of the notes in connection with the distribution of the notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-14 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.

Digital Coupon Notes (CNH-Denominated) Linked to the Performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar (“USD/CNH”)

Indicative Terms*

CNH Principal Amount	Deliverable Chinese Renminbi (“CNH”) 10,000 per note
Price to Public	The price to public for each note will be an amount of U.S. dollars equal to: CNH 10,000 / Initial Spot Rate
Reference Currency	CNH per one U.S. Dollar (“USD/CNH”)
Term	Approximately one year
Digital Return	At least 5% (to be determined on the Pricing Date)
Reference Currency Return	Initial Spot Rate – Final Spot Rate Initial Spot Rate
Payment at Maturity	Payment will be made in U.S. dollars, in an amount equal to: Final Settlement Value / Final Spot Rate
Final Settlement Value per Note

If the Reference Currency Return is greater than or equal to 1.50%, the Final Settlement Value will be equal to:

CNH 10,000 + (CNH 10,000 × (Digital Return)).

If the Reference Currency Return is less than 1.50%, the Final Settlement Value will be the CNH Principal Amount of CNH 10,000.

You will lose some or a substantial portion of your investment in U.S. dollar terms if the Reference Currency depreciates as of the Final Valuation Date.

Spot Rate	The U.S. Dollar/Deliverable Chinese Renminbi exchange rate determined by Reuters, expressed as the number of Deliverable Chinese Renminbi per one U.S. Dollar, for settlement on the same day, as reported on Reuters page “HSBCFIX01”, or any successor page, at 2:00 p.m., Hong Kong time, on the date of calculation. The Spot Rate is subject to the provisions set forth under “Market Disruption Events” in this free writing prospectus. The Spot Rate shall be calculated to the fourth or fifth decimal place, as reported on the applicable Reuters page.
Initial Spot Rate	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Pricing Date.
Final Spot Rate	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Final Valuation Date.
Pricing Date	March [ ], 2013
Trade Date	March [ ], 2013
Original Issue Date	March [ ], 2013
Final Valuation Date	March [ ], 2014*
Maturity Date	March [ ], 2014*
CUSIP	40432XCP4

The Digital Coupon Notes (CNH-Denominated)

If the CNH appreciates against the U.S. dollar on the Final Valuation Date, as compared to the Initial Spot Rate, by 1.50% or more, the notes provide a fixed return of at least 5% of the CNH Principal Amount, and you will receive an amount in U.S. dollars that is greater than the price to public. The notes will return the CNH Principal Amount if the Reference Currency does not appreciate by 1.50% or more, and the U.S. dollar amount that will be paid on the notes may be less than the price to public.

The notes are denominated in CNH.  However, all payments on the notes, including the CNH Principal Amount, will be converted into U.S. dollars based on the Final Spot Rate.  Accordingly, your investment in the notes is subject to the USD/CNH exchange rate risk.  If the CNH has appreciated relative to the U.S. dollar as of the Final Valuation Date, the payment that you will receive at maturity in U.S. dollars will increase.  However, if the CNH has depreciated relative to the U.S. dollar as of the Final Valuation Date, the Digital Return, if any, and the CNH Principal Amount that you will receive at maturity in U.S. dollars will decrease, and you may lose some or a substantial portion of your investment in U.S. dollar terms.

The offering period for the notes is through March [ ], 2013

* As more fully described beginning on page FWP-4.

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An Illustration of Payment Scenarios

Whether you will receive the Digital Return at maturity will depend on the Final Spot Rate, as compared to the Initial Spot Rate. The Spot Rate is expressed as the number of CNH per one U.S. dollar.  For example, a hypothetical decrease in the Spot Rate of 6.50 to 6.00 means that fewer CNH are needed to purchase one U.S. dollar than it previously did, and therefore the CNH has strengthened (or appreciated) relative to the U.S. dollar.  Conversely, a hypothetical increase in the Spot Rate of 6.50 to 7.00 means that more CNH are needed to purchase one U.S. dollar, and therefore the CNH has weakened (or depreciated) relative to the U.S. dollar.

Historical Performance of the Reference Currency

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Reference Currency relative to the U.S. Dollar from August 23, 2010 through February 26, 2013. The USD/CNH exchange rate on February 26, 2013 was 6.2260. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in the return of any of your initial investment. The closing exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable Reuters page that will be used to calculate the Reference Currency Return.

Source: Bloomberg Professional® service

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HSBC USA Inc. Digital Coupon Notes (CNH-Denominated)

Linked to the Performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar (“USD/CNH”)

This free writing prospectus relates to an offering of Digital Coupon Notes (CNH-Denominated). The notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should be willing to forgo interest payments during the term of the notes and, if the Reference Currency Return is negative, lose some or a substantial portion of your investment in U.S. dollar terms.

This free writing prospectus relates to an offering of notes linked to the performance of the Deliverable Chinese Renminbi Relative to the U.S. Dollar (“USD/CNH”). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Currency, as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.

CNH Principal Amount:	Deliverable Chinese Renminbi (“CNH”) 10,000 per note

Price to Public:	The price to public for each note will be an amount of U.S. dollars equal to: CNH 10,000 / Initial Spot Rate

Denomination Currency:	CNH

Payment Currency:	U.S. dollar

Reference Currency:	Deliverable Chinese Renminbi per one U.S. Dollar (“USD/CNH”)

Trade Date:	March [ ], 2013

Pricing Date:	March [ ], 2013

Original Issue Date:	March [ ], 2013

Final Valuation Date:	March [ ], 2014, subject to adjustment as described herein.

Maturity Date:	March [ ], 2014, subject to further adjustment as described under “Market Disruption Events” herein.

Payment at Maturity:	On the Maturity Date, for each note, we will pay you an amount in U.S. dollars equal to: Final Settlement Value / Final Spot Rate

Reference Currency Return:	The quotient, expressed as a percentage, calculated as follows: Initial Spot Rate – Final Spot Rate Initial Spot Rate

Final Settlement Value:

If the Reference Currency Return is greater than or equal to 1.50%, the Final Settlement Value will be equal to:
CNH 10,000 + (CNH 10,000 × Digital Return).

In this case, the U.S. dollar payment that you will receive on the Maturity Date will be greater than the price to public.

If the Reference Currency Return is less than 1.50%, the Final Settlement Value will be the CNH Principal Amount of CNH 10,000.

Because any payment on the notes will be converted into U.S. dollars based on the Final Spot Rate, you will lose some or a substantial portion of your investment in U.S. dollar terms if the Reference Currency Return is negative.

Digital Return:	At least 5% (to be determined on the Pricing Date).

Spot Rate:	The U.S. Dollar/Deliverable Chinese Renminbi exchange rate determined by Reuters, expressed as the number of Deliverable Chinese Renminbi per one U.S. Dollar, for settlement on the same day, as reported on Reuters page “HSBCFIX01”, or any successor page, at 2:00 p.m., Hong Kong time, on the date of calculation. The Spot Rate is subject to the provisions set forth under “Market Disruption Events” in this free writing prospectus. The Spot Rate shall be calculated to the fourth or fifth decimal place, as reported on the applicable Reuters page.

Initial Spot Rate:	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Pricing Date.

Final Spot Rate:	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Final Valuation Date.

Form of Notes:	Book-Entry

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

CUSIP/ISIN	40432XCP4/US40432XCP42

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

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GENERAL

This free writing prospectus relates to a single offering of notes linked to the Reference Currency identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of notes relates to the Reference Currency identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-7 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

}	The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

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PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you a cash amount in U.S. dollars equal to the Final Settlement Value divided by the Final Spot Rate. The Final Settlement Value is described as below:

If the Reference Currency Return is greater than or equal to 1.50%, the Final Settlement Value will be equal to:

CNH 10,000 + (CNH 10,000 × Digital Return)

If the Reference Currency Return is less than 1.50%, the Final Settlement Value will be equal to the CNH Principal Amount of CNH 10,000.

Because any payment on the notes will be converted into U.S. dollars based on the Final Spot Rate, you will lose some or a substantial portion of your investment in U.S. dollar terms if the Reference Currency depreciates as of the Final Valuation Date.

Interest

The notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

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INVESTOR SUITABILITY

The notes may be suitable for you if:	The notes may not be suitable for you if:

} You believe that the CNH will appreciate relative to the U.S. dollar by 1.50% or more over the term of the notes.

} You are willing to lose some or a substantial portion of your investment in U.S. dollar terms if the CNH depreciates relative to the U.S. dollar.

} You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

} You do not seek current income from your investment.

} You do not seek an investment for which there is an active secondary market.

} You are willing to hold the notes to maturity.

} You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

} You believe that the CNH will not appreciate relative to the U.S. dollar by 1.50% or more over the term of the notes.

} You are unwilling to lose some or a substantial portion of your investment in U.S. dollar terms if the CNH depreciates relative to the U.S. dollar.

} You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

} You seek current income from your investment.

} You seek an investment for which there will be an active secondary market.

} You are unable or unwilling to hold the notes to maturity.

} You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Reference Currency itself, as applicable. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

Because any payment on the notes will be converted to U.S. dollar based on the Final Spot Rate, you will lose some or a substantial portion of your investment in U.S. dollar terms if the Reference Currency Return is negative.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Currency markets may be volatile.

Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Reference Currency on the Final Valuation Date, and therefore, the value of your notes.

Legal and regulatory risks.

Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Currency and, consequently, the value of the notes.

If the liquidity of the Reference Currency is limited, the value of the notes would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for the Reference Currency, and therefore, on the return of your notes. Limited liquidity relating to the Reference Currency may also result in HSBC USA Inc. or one of its

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affiliates, as Calculation Agent, being unable to determine the Reference Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Currency Return could, in turn, result in potential conflicts of interest.

We have no control over the exchange rate between the Reference Currency and the U.S. Dollar.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the notes which are affected by the exchange rate between the Reference Currency and the U.S. Dollar.

The notes are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.

An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Deliverable Chinese Renminbi, relative to the U.S. dollar. As an emerging markets currency, the Deliverable Chinese Renminbi is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.

The USD/CNH has historically been somewhat similar to the U.S. dollar exchange rate for Chinese Renminbi deliverable onshore in the People’s Republic of China (the “USD/CNY”), and will to a certain extent tend to track the level of the USD/CNY. The USD/CNY is managed by the Chinese government, and may be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China (the “People’s Bank”) allowed the USD/CNY to float within a very narrow band around the central exchange rate published daily by the People’s Bank. In July 2005, the People’s Bank revalued the Renminbi by 2% and announced that in the future it would set the value of the Renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People’s Bank announced that the reference basket of currencies used to set the value of the Renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the USD/CNY within the narrow band established by the People’s Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

To the extent that management of the Renminbi by the People’s Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the USD/CNY could result in significant movement in the value of the USD/CNH. The People’s Republic of China may regulate the USD/CNH, or the delivery of Renminbi in Hong Kong, in a manner that is adverse to your interest in the notes. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including capital control measures and economic and political developments in other countries.

The notes are linked to the USD/CNH exchange rate, and not the USD/CNY exchange rate.

CNH represents the Deliverable Chinese Renminbi, as traded and delivered in the Hong Kong market. The USD/CNH exchange rate has at times differed, and may continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to the USD/CNY exchange rate. In addition, historical information about the USD/CNH exchange rate is only available since August 23, 2010; accordingly, less information about its performance is available to help enable you to make your investment decision, as compared to the USD/CNY exchange rate. CNH has historically not been as liquid as CNY, and if that illiquidity continues, or if the USD/CNH exchange rate does not continue to serve as a benchmark for the performance of the Deliverable Chinese Renminbi, your return on the notes may be adversely affected.

The notes are subject to emerging markets’ political and economic risks.

The Reference Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-

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market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currency, and, consequently, the return on the notes.

The notes are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The relative values of the U.S. Dollar and the Reference Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United States and China between each country and its major trading partners; and

the extent of governmental surplus or deficit in the United States and China.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, China, and those of other countries important to international trade and finance.

The payment formula for the notes will not take into account all developments in the Reference Currency.

Changes in the Reference Currency during the term of the notes other than on the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. The Reference Currency Return will be calculated only as of the Final Valuation Date. As a result, the Reference Currency Return may be less than zero even if the Reference Currency had moved favorably at certain times during the term of the notes before moving to an unfavorable level on the Final Valuation Date.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

We or our affiliates may provide potentially inconsistent research, opinions or recommendations.

HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between the Reference Currency and the U.S. Dollar, and therefore, the market value of the notes.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full CNH Principal Amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging its obligations under the notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the notes. The Initial Spot Rate for the Reference Currency will be an intra-day level on the Pricing Date that is determined by the Calculation Agent. Although the Calculation Agent will make all determinations and take all actions in relation to the establishment of the Initial Spot Rate in good faith, it should be noted that such

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discretion could have an impact (positive or negative) on the value of your notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the notes in taking any corporate actions or other actions, including the determination of the Initial Spot Rate, that might affect the Reference Currency and the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Historical performance of the Reference Currency should not be taken as an indication of the future performance of the Reference Currency during the term of the notes.

It is impossible to predict whether the Spot Rate for the Reference Currency will rise or fall. The Reference Currency will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Currency Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the Calculation Agent from determining the Reference Currency Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Currency Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Many economic and market factors will impact the value of the notes.

In addition to the Spot Rate of the Reference Currency on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected exchange rates and volatility of the exchange rates between the Reference Currency and the U.S. Dollar;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally and in the markets of the Reference Currency and the U.S. Dollar;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Currency relative to its Initial Spot Rate. We cannot predict the Final Spot Rate of the Reference Currency. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Currency to which your notes are linked or the return on your notes. The Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a hypothetical $1,666.67 (equivalent to CNH 10,000 based on a hypothetical Initial Spot Rate of 6.00) investment in the notes for a hypothetical range of Reference Currency Returns from -100% to +50%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes in U.S. Dollar Terms” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per CNH 10,000 Principal Amount of the notes to a hypothetical initial investment of $1,666.67. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The numbers are rounded to two decimal places. The following table and examples assume the following:

}	CNH Principal Amount:	CNH 10,000

}	Hypothetical Price to Public:	$1,666.67

}	Hypothetical Initial Spot Rate:	6.00

}	Hypothetical Digital Return:	5%

The actual Initial Spot Rate and Digital Return will be determined on the Pricing Date.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Final Settlement Value (in CNH)	Hypothetical Payment at Maturity per CNH 10,000 in Principal Amount (in $)	Hypothetical Return on the Notes in U.S. Dollar Terms
3.00	50.00%	10,500	3,500.00	110.00%
3.60	40.00%	10,500	2,916.67	75.00%
4.20	30.00%	10,500	2,500.00	50.00%
4.80	20.00%	10,500	2,187.50	31.25%
5.10	15.00%	10,500	2,058.82	23.53%
5.40	10.00%	10,500	1,944.44	16.67%
5.70	5.00%	10,500	1,842.11	10.53%
5.76	4.00%	10,500	1,822.92	9.38%
5.91	1.50%	10,500(1)	1,776.65	6.60%
5.94	1.00%	10,000	1,683.50	1.01%
6.00	0.00%	10,000	1,666.67	0.00%
6.12	-2.00%	10,000	1,633.99	-1.96%
6.24	-4.00%	10,000	1,602.56	-3.85%
6.30	-5.00%	10,000	1,587.30	-4.76%
6.60	-10.00%	10,000	1,515.15	-9.09%
6.90	-15.00%	10,000	1,449.28	-13.04%
7.20	-20.00%	10,000	1,388.89	-16.67%
7.80	-30.00%	10,000	1,282.05	-23.08%
8.40	-40.00%	10,000	1,190.48	-28.57%
9.00	-50.00%	10,000	1,111.11	-33.33%
9.60	-60.00%	10,000	1,041.67	-37.50%
10.80	-80.00%	10,000	925.93	-44.44%
12.00	-100.00%	10,000	833.33	-50.00%

(1) The Final Settlement Value will be CNH 10,500 if the Reference Currency Return is greater than or equal to 1.50%.

FWP-11

Example 1: The Final Spot Rate is 5.10, resulting in a Reference Currency Return of 15.00%.

Reference Currency Return:	15.00%
Payment at Maturity:	$2,058.82

Because the Reference Currency Return is greater than 1.50%, the Final Settlement Value would be CNH 10,500 per CNH 10,000 Principal Amount of notes, calculated as follows:

CNH 10,000 + (CNH 10,000 × Digital Return)

= CNH10,000 + (CNH 10,000 × 5%)

= CNH10,500

Payment at Maturity = Final Settlement Value / Final Spot Rate = CNH10,500 / 5.10 = $2,058.82

Return on the notes = ($2,058.82 – $1,666.67) / $1,666.67 = 23.53%

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Digital Return when the Reference Currency Return is greater than or equal to 1.50%. Because the Payment at Maturity will be made in U.S. dollars based on the Final Spot Rate, you will receive a return of 23.53% of your investment in U.S. dollar terms if the Reference Currency Return is 15.00%, even though the Digital Return is only 5% of the CNH Principal Amount.

Example 2: The Final Spot Rate is 5.94, resulting in a Reference Currency Return of 1.00%.

Reference Currency Return:	1.00%
Payment at Maturity:	$1,683.50

Because the Reference Currency Return is less than 1.50%, the Final Settlement Value would be the CNH Principal Amount of CNH 10,000.

Payment at Maturity = Final Settlement Value / Final Spot Rate = CNH10,000 / 5.94 = $1,683.50

Return on the notes = ($1,683.50 – $1,666.67) / $1,666.67 =1.01%

Example 2 shows that you will only receive the CNH Principal Amount when the Reference Currency Return is less than 1.50%. Because the Payment at Maturity will be made in U.S. dollars based on the Final Spot Rate, you will receive a return of 1.01% of your investment in U.S. dollar terms if the Reference Currency Return is 1%.

Example 3: The Final Spot Rate is 7.80, resulting in a Reference Currency Return of -30.00%.

Reference Currency Return:	-30.00%
Payment at Maturity:	$1,282.05

Because the Reference Currency Return is less than 1.50%, the Final Settlement Value would be the CNH Principal Amount of CNH 10,000.

Payment at Maturity = Final Settlement Value / Final Spot Rate = CNH10,000 / 7.80 = $1,282.05

Return on the notes = ($1,282.05 – $1,666.67) / $1,666.67 = - 23.08%

Example 3 shows that you will only receive the CNH Principal Amount when the Reference Currency Return is less than 1.50%. Because the Payment at Maturity will be made in U.S. dollars based on the Final Spot Rate, you will lose 23.08% of your investment in U.S. dollar terms if the Reference Currency Return is -30.00%. YOU MAY LOSE SOME OR A SUBSTANTIAL PORTION OF YOUR INVESTMENT IN U.S. DOLLAR TERMS.

FWP-12

HISTORICAL PERFORMANCE OF THE REFERENCE CURRENCY

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Reference Currency relative to the U.S. Dollar from August 23, 2010 through February 26, 2013. The USD/CNH exchange rate on February 26, 2013 was 6.2260. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in the return of any of your initial investment. The closing exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable Reuters page that will be used to calculate the Reference Currency Return.

Source: Bloomberg Professional® service

SPOT RATE

The Spot Rate for the Deliverable Chinese Renminbi will be the U.S. Dollar/Deliverable Chinese Renminbi exchange rate determined by Reuters, expressed as the number of Deliverable Chinese Renminbi per one U.S. Dollar, for settlement on the same day, as reported on Reuters page “HSBCFIX01”, or any successor page, at 2:00 p.m., Hong Kong time, on the date of calculation. The Spot Rate is subject to the provisions set forth under “Market Disruption Events” in this free writing prospectus. The Spot Rate shall be calculated to the fourth or fifth decimal place, as reported on the applicable Reuters page.

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for the Reference Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner, or the Final Valuation Date may be postponed by the Calculation Agent, as described below in “Market Disruption Events.”

FWP-13

MARKET DISRUPTION EVENTS

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the notes or prevents the Calculation Agent from valuing the Reference Currency in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on the Final Valuation Date, the Calculation Agent may determine the Final Spot Rate in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date and Maturity Date for up to five scheduled trading days, each of which may adversely affect the return on your notes. If the Final Valuation Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Spot Rate of the Reference Currency using the formula for and method of determining such Spot Rate which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

If the Maturity Date is not a business day, the amounts payable on the notes will be paid on the next following business day and no interest will be paid in respect of such postponement.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

ADDITIONAL PROVISION

Since the notes are not denominated in U.S. dollars, pursuant to section 312(b) of the Indenture, for purposes of any provision of the Indenture where the Holders of debt securities under the Indenture may perform an action that requires that a specified percentage of a series to perform an action and for purposes of any decision or determination by the trustee, as applicable, the principal of and premium, if any, on the notes will be the amount in U.S. dollars based upon exchange rates, determined using the Spot Rate, as of the date for determining whether the Holders entitled to perform such action have performed it or as of the date of such decision or determination by the trustee, as the case may be.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We will accept orders of the notes in increments of CNH 10,000.  You will be informed of the U.S. dollar purchase price of the notes after we have determined the Initial Spot Rate.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per CNH 10,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

FWP-14

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Pursuant to Revenue Ruling 2008-1, we intend to treat the notes as contingent short-term debt instruments denominated in the Deliverable Chinese Renminbi for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Assuming this characterization is respected, upon a sale, exchange, or maturity of a note, you should recognize gain or loss equal to the difference between the amount realized (excluding amounts attributable to the Digital Return payment) on the sale, exchange, or maturity and your tax basis in the note, which should equal the amount you paid to acquire the note. Your gain or loss should generally be short-term capital gain or loss, except to the extent it is attributable to changes in the Reference Currency, in which case such gain or loss will generally be treated as foreign currency exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes. Although the U.S. federal income tax treatment of the Digital Return on the notes is uncertain, we intend to take the position, and the following discussion assumes, that the Digital Return payment will be taxable as ordinary income in an amount equal to the Digital Return payment at the time such payment is received or accrued in accordance with your regular method of accounting. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the consequences of your investment in the notes.

Due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, this characterization and tax treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as ”foreign currency contracts” within the meaning of Section 1256 of the Internal Revenue Code of 1986, as amended as discussed in the section entitled “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

FWP-15

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

Digital Coupon Notes (CNH-
Denominated) Linked to the
Performance of the Deliverable
Chinese Renminbi Relative to the
U.S. Dollar (“USD/CNH”)

March 4, 2013

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-5
Payment at Maturity	FWP-6
Investor Suitability	FWP-7
Risk Factors	FWP-7
Illustrative Examples	FWP-11
Historical Performance of the Reference Currency	FWP-13
Spot Rate	FWP-13
Market Disruption Events	FWP-14
Events of Default and Acceleration	FWP-14
Additional Provision	FWP-14
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-14
U.S. Federal Income Tax Considerations	FWP-15

Prospectus Supplement
Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus
About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60